A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the Provinces of Canada, other than the Province of Québec, but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

The securities offered hereby have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act, and applicable state securities laws or exemptions from those laws.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, a U.S. person.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of MAG Silver Corp. at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone (604) 630-1399 and are also available electronically at www.sedar.com.

Preliminary Short Form Prospectus

New Issue

  April 30, 2010

MAG SILVER CORP.

C$7.65 Per Offered Share
4,185,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 4,185,000 Common Shares (the “Offered Shares”) of MAG Silver Corp. (the “Company” or “MAG”) at a price of C$7.65 per Offered Share (the “Offering Price”).  The Offered Shares will be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated April 30, 2010 between the Company and BMO Nesbitt Burns Inc., Macquarie Capital Markets Canada Ltd., Canaccord Financial Ltd. and Raymond James Ltd. (collectively, the “Underwriters”).  The Offering Price has been determined by negotiation between the Company and the Underwriters.  See “Plan of Distribution”.

The outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MAG” and on the NYSE Amex Equities (the “NYSE-A”) under the symbol “MVG”.  On April 26, 2010, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX and NYSE-A was C$8.07 and US$8.05, respectively.  On April 29, 2010, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX and NYSE-A was C$7.70 and US$7.66, respectively.  The Company has made an application to list the Offered Shares on the TSX.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to have the Offered Shares being distributed hereunder listed on the NYSE-A, such listing shall be subject to the Company fulfilling the listing requirements of the NYSE-A.

Price: C$7.65 per Offered Share
	Price to the Public	Underwriters’ Fee (1)	Net Proceeds to the Company(2)(3)
Per Offered Share	C$7.65	C$0.3825	C$7.2675
Total(3)	C$32,015,250	C$1,600,762.50	C$30,414,487.50

______________

Notes:

(1)

Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to 5% of the gross proceeds of the Offering (the “Underwriters’ Fee”).  See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, estimated to be C$300,000, which will be paid from the proceeds of the Offering.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to an additional 418,500 Common Shares of the Company at a price of C$7.65 per Common Share (the “Over-Allotment Shares”), to cover over-allotments, if any, and for market stabilization purposes.  If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters’ Fee and the Net Proceeds to the Company (before deducting expenses of the Offering), will be C$35,216,775, C$1,760,838.75 and C$33,455,936.25, respectively.  This short form prospectus also qualifies the distribution of the Over-Allotment Shares to be issued or sold upon exercise of the Over-Allotment Option.  A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  Unless the context otherwise requires, the term “Offered Shares” includes any Over-Allotment Shares issued upon exercise of the Over-Allotment Option.  See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Lawson Lundell LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.  In connection with the Offering and subject applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period.  The Underwriters may offer the Offered Shares at prices lower than the Offering Price.  Notwithstanding any reduction by the Underwriters on the Offering Price, the Company will still receive net proceeds of $7.2675 per Offered Share purchased by the Underwriters pursuant to this Offering.  See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Closing is expected to take place on or about May 18, 2010, or such other date as may be agreed between the Company and the Underwriters (the “Closing Date”).  Certificates (in physical or electronic form) representing the Offered Shares will be issued on the Closing Date (provided that any Offered Shares issued to purchasers in the United States will be issued in physical form).

The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Over-Allotment Shares	Exercise Period	Exercise Price
Over-Allotment Option	418,500 Over-Allotment Shares	At any time up to 30 days from the Closing Date	C$7.65 per Over-Allotment Share

The head office of the Company is located at 770 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, and its registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3.

An investment in the Offered Shares involves a high degree of risk.  It is important for a prospective purchaser to consider the risk factors described or referred to in this short form prospectus.  See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Investors should rely only on the information contained or incorporated by reference in this short form prospectus.  The Company and the Underwriters have not authorized anyone to provide investors with different information.  The Underwriters are offering to sell, and seeking offers to buy, the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted.  Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus.  The Company’s business, operating results, financial condition and prospectus may have changed since that date.

The Company’s financial statements that are incorporated by reference into this short form prospectus have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Unless otherwise indicated, all information in this short form prospectus assumes no exercise of the Over-Allotment Option.

Unless the context otherwise requires, references in this short form prospectus to “MAG” or the “Company” includes MAG Silver Corp. and its subsidiary.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this short form prospectus are references to Canadian dollars.  References to “C$” are to Canadian dollars and references to “US$” are to United States dollars.

The noon rate of exchange on April 29, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.0054 (C$1.00 equals US$0.9946).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws.  Such forward-looking statements and information include, but are not limited to:

•

the future price of silver;

•

the estimation of mineral reserves and mineral resources;

•

estimates of the time and amount of future silver production for specific operations;

•

estimated future exploration expenditures and other expenses for specific operations;

•

permitting time lines;

•

requirements for additional capital;

•

litigation risks;

•

currency fluctuations; and

•

environmental risks and reclamation cost.

When used in this short form prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•

risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•

risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•

risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•

commodity price fluctuations (particularly gold and silver commodities);

•

currency fluctuations and inflationary pressures;

•

risks related to governmental regulations, including environmental regulations;

•

the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•

increased competition in the exploration industry;

•

the Company’s lack of infrastructure; and

•

the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this short form prospectus under the heading “Risk Factors” and documents incorporated by reference herein.  The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Additional information about the Company and its business activities is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Technical disclosure regarding the Company’s properties included or incorporated by reference herein (the “ Technical Disclosure ”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 of the Canadian Securities administrators (“ NI 43-101 ”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.  Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ELIGIBILITY FOR INVESTMENT

In the opinion of Lawson Lundell LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided the Offered Shares are listed on a designated stock exchange (which includes the TSX), the Offered Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”) as defined in the Tax Act.

The Offered Shares will not be a “prohibited investment” for a particular trust governed by a TFSA provided the holder deals at arm’s length with the Company and does not have a “significant interest” in the Company or a person or partnership with which the Company does not deal at arm’s length.  Generally, a holder will not have a significant interest in the Company unless the holder and/or persons not dealing at arm’s length with the holder, owns directly or indirectly 10% or more of the issued shares of any class of shares of the Company or of a corporation related to the Company.  Holders of trusts governed by a TFSA should consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone (604) 630-1399 and are also available electronically under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.

The following documents filed by the Company with the various securities commissions or similar authorities in the Provinces of Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)

material change report of the Company dated April 26, 2010 in respect of the Offering;

(b)

annual information form of the Company dated March 25, 2010 for the year ended December 31, 2009 (the “Annual Information Form”);

(c)

audited consolidated financial statements of the Company as at and for the year ended December 31, 2009, together with the notes thereto and the auditors’ reports thereon;

(d)

management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2009; and

(e)

management information circular of the Company dated for reference February 23, 2009 prepared for the purposes of the annual and special meeting of the Company held on March 24, 2009.

A reference herein to this short form prospectus also means any and all documents incorporated by reference in this short form prospectus.  Any document of the type referred to above, including audited annual consolidated financial statements, unaudited interim consolidated financial statements and the related management’s discussion and analysis, material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial information is deemed incorporated by reference in this short form prospectus and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein.  Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

THE COMPANY

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999.  On July 27, 2005, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia), adopted new Articles and increased its authorized share capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

The Company’s head office and principal place of business is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6.

The Company has one wholly-owned subsidiary, Minera Los Lagartos, S.A. DE C.V. (“Lagartos”), a company incorporated and existing under the laws of Mexico.  Lagartos is the registered holder of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”).  The remaining 56% interest in Minera Juanicipio is held by Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”).

BUSINESS OF THE COMPANY

The Company is a Vancouver-based mineral exploration company that is focussed on the acquisition, exploration and development of mineral exploration properties, with its primary focus being grassroots district scale silver projects located in the Mexican Silver Belt.  The Company owns over 100 square miles of prospective ground throughout Mexico. With the successful geological modeling by the Company of both the classic epithermal vein systems of the Fresnillo Silver Trend and the Western Sierra Madres along with the carbonate replacement deposits in the Chihuahua Trough, the Company is a leader in the application of modern geoscience in the Mexican Silver Belt and continues to focus its exploration activities in these areas.

The principal properties of the Company include the Company’s 44% interest in the Juanicipio Joint Venture, a silver exploration and development project (the “Juanicipio Project”), and its 100% owned Cinco de Mayo property, a silver, lead, zinc, molybdenum and gold exploration property (the “Cinco de Mayo Property”).  The Company currently considers the Juanicipio Project and the Cinco de Mayo Property to be its material properties for the purposes of NI 43-101.

The Company also has a 100% interest in the Lagartos (NW and SE) property (the “Lagartos Property”) and owns or holds an interest in a number of other property assets in Mexico as described in the Annual Information Form.

Detailed information on the Company’s material properties, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling and mineral resource estimated, can be found in the following technical reports, which are available under the Company’s profile on the SEDAR website at www.sedar.com:

1.

Technical report, dated July 25, 2008, entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico” prepared by Dominic Chartier, P.Geo., Consulting Geologist, Glen Cole, P.Geo., Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo., Principal Geologist, of SRK Consulting (Canada) Inc., each a “qualified person” under NI 43-101 (the “2008 Valdecañas Report”);

2.

Technical report, dated April 8, 2009, entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico”, prepared by David A. Ross and William E. Roscoe, each a “qualified person” under NI 43-101 (the “2009 Valdecañas Report”);

3.

Valdecañas Project – Scoping Study NI 43-101 Technical Report, dated August 20, 2009, prepared and co-authored by S. Byron Stewart, Hassan Ghaffari and Jean-Francois Couture, each a “qualified person” under NI 43-101 (the “Scoping Study”); and

4.

Technical Report, dated October 15, 2008, entitled “Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico”, prepared by Brad Leonard, M.Sc., P.Geo. and Julie Selway, Ph.D, P.Geo. of Caracle Creek International Consulting Inc., each a “qualified person” under NI 43-101 (the “Cinco de Mayo Report”).

UNITED STATES OF AMERICA
N
W
E
S
Cinco de Mayo
Guigui
(Santa Eulalia)
Salemex
SIERRA MADRE OCCIDENTAL
MEXICAN FOLD THRUST BELT
Batopilas
GULF OF MEXICO
Nuevo Mundo
Camino Duro
Juanicipio / Lagartos
(Valdecañas)
Lorena
MAG / Fresnillo
Joint Venture
(Juanicipio)
TRANS-MEXICO VOLCANIC BELT
Mexico City
Lagartos SE
PACIFIC OCEAN
Carbonate Replacement
(CRD) Deposit Type
Vein Deposit Type
0 100 200 300 400 500
Kilometers

Principal Projects

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District, Zacatecas State, Mexico, approximately 6 kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares.  The Juanicipio Project lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 1 kilometre west of the new Saucito Mine and Mill development, currently under construction as part of a $US300 million commitment by Fresnillo plc towards a new mine and mill complex.

The Company initially acquired a 100% interest in the Juanicipio property in 2002.  From 2005 to 2007, Peñoles earned a 56% interest in the Juanicipio Project by conducting US$5,000,000 of exploration on the property and purchasing US$1,000,000 worth of Common Shares of the Company at the market price.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio Project.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”).  Pursuant to the Shareholders Agreement, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively.

Two significant silver-gold epithermal vein structures have been discovered to date on the Juanicipio Project and are known as the Valdecañas and Juanicipio Veins.

On June 18, 2008, the Company announced a resource estimate for the Valdecañas Vein.  The resource estimate was prepared by Minera Juanicipio and audited by SRK Consulting (Canada) Inc.  The total inferred resource estimate was 237.8 million ounces of silver, of which the Company’s 44% interest equates to 104.5 million ounces.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes). On August 1, 2008, the Company filed the 2008 Valdecañas Report in support of the resource estimate.

During 2009, nine drill holes totalling 7,801 metres tested the Juancipio Vein, three of which intersected significant mineralization: hole 18P cut 0.6 metres grading 4,100 grams per tonne silver and 1.47 grams per tonne gold, hole 20P cut 0.92 metres grading 115 grams per tonne silver and 4.95 grams per tonne gold and hole 22P cut 0.60 metres grading 863 grams per tonne silver and 6.68 grams per tonne gold.

N
W
E
S
Fresnillo
Valdecañas Vein
V. San Carlos
JV Boundary
V. Sta Natalia
Shaft
Juanicipio Vein
V.Jarillas
Madroño
Mezquite
44% MAG / 56% Fresnillo PLC.
Saucito
Shaft
Zona Peidras
0
1
2
3
4
Kilometers
MAG

The Valdecañas Vein structure hosts the mineral resource referred to below.  During 2009, 11 drill holes totalling 8,441 metres had tested the lateral and depth extensions of the vein.  The Valdecañas Vein extends beyond the Juanicipio Project in both the northwest and southeast directions.  The Valdecañas Vein structure is made up of three parallel to subparallel veins and one stockwork zone.

On February 24, 2009 the Company announced an updated Valdecañas Vein resource estimate, which was restated on March 4, 2009 to correct an error made by the consulting firm that prepared the estimate (as restated, the “2009 Estimate”).  The 2009 Estimate, prepared by Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”), includes indicated resource estimates for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne silver, 2.22 grams per tonne gold, 2.39% lead and 4.15% zinc and inferred resource estimates (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) of 7.21 million tonnes of 458 grams grams per tonne silver, 1.54 grams per tonne gold, 1.89% lead and 3.14% zinc.

The following table presents the 2009 Estimate for the Valdecañas, Footwall, and Hanging Wall Veins and the Stockwork Zone.

Resource Category and Zone	Tonnes millions	Ag g/t	Au g/t	Pb %	Zn %	NSR US$/ tonne	Contained Metal
							Ag M oz	Au K oz	Pb M lbs	Zn M lbs
Indicated
Valdecañas Vein	2.54	900	2.10	2.56	4.42	368	73	171	144	247
Hanging Wall Vein	0.41	750	2.94	1.29	2.46	317	10	38	12	22
Total Indicated	2.95	879	2.22	2.39	4.15	361	83	210	155	269
Inferred
Valdecañas Vein	5.81	523	1.56	2.19	3.61	228	98	292	281	463
Footwall Vein	0.48	339	1.43	0.60	0.64	142	5	22	6	7
Hanging Wall Vein	0.11	549	0.43	0.64	1.48	199	2	2	2	4
Stockwork Zone	0.80	45	1.57	0.67	1.39	52	1	41	12	25
Total Inferred	7.21	458	1.54	1.89	3.14	202	106	356	301	498

__________

Notes:

(1)

Mineral resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum Net Smelter Return (NSR) value of US$50 per tonne, which is the effective cut-off.  All blocks within the wireframes are reported as mineral resource.  Approximately 2% of the indicated tonnes and 6% of the inferred tonnes have values less than US$50 per tonnes but are included for continuity.  Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.

(2)

NSR factors were developed by Scott Wilson RPA for the purpose of geological interpretation and resource reporting.  NSR is the estimated value per tonne of mineralization material after allowance for metallurgical recovery and consideration of smelter terms, including payables, treatment charges, refining charges, price participation, penalties, smelter losses, transportation and sales charges.

(3)

NSR values are calculated in US$ using factors of $0.33 per grams per tonne silver, $17.04 per grams per tonne gold, $4.01 per % lead and $5.57 per % zinc.  These factors are based on metal prices of US$12.50/oz silver, US$800/oz gold, $0.45/lb lead and $0.70/lb zinc and estimated recoveries and smelter terms.

(4)

The mineral resource estimate used drill hole data available as of January 29, 2009.

(5)

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  All figures are rounded to reflect the relative accuracy of the estimates; as a result column totals may not add.

The total contained metals in the indicated resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead and 269 million pounds of zinc.  The inferred resources contain an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead and 498 million pounds of zinc.

On September 14, 2009, the Company announced an independent scoping study for the development of the Valdecañas Vein as a potential stand-alone silver mine (the “Scoping Study”).  The Scoping Study was carried out by Wardrop Engineering Inc., a Tetra Tech Company (“Wardrop”), as independent engineers mandated by Minera Juanicipio.  The Scoping Study does not take into account any potential synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

The Scoping Study presents several metal pricing and discount rate scenarios.  The Wardrop Base Case utilizes Energy and Metals Consensus Forecasts for the silver price.  The second Wardrop Case highlights what the Company believes to be a pricing scenario more in keeping with the SEC’s Industry Guide 7, interpreted by the SEC Staff as requiring three year trailing price for metals.  However, in the second Wardrop case, a four year trailing average was used by Wardrop.

Wardrop Base Case:

?

Net present value (pre-tax) for the project at 5% discount rate, and assuming a silver price of US$10.59 per ounce, is estimated at US$671 million (MAG’s share at 44% is estimated at US$295.2 million);

?

2.6 year payback period;

?

Pre-Tax Internal Rate of Return estimated at 38.5%;

?

3.5 year pre-development period;

?

12.6 year mine life (at 2,350 tonnes per day mine rate);

?

Capital expenditures estimated at US$217 million;

?

Operating Cost US$42.28 per tonne milled; and

?

Unit Cost per ounce of accountable silver (net of byproduct credits and transport, treatment and marketing charges), US$2.56.

Wardrop Case - using 4 year average silver price:

?

Net present value (pre-tax) for the project at 5% discount rate, and assuming a 4 year average silver price of US$12.32 per ounce, is estimated at US$967 million (MAG’s share at 44% is estimated at US$425.5 million);

?

2.2 year payback period;

?

Pre-Tax Internal Rate of Return estimated at 48.4%;

?

3.5 year pre-development period;

?

12.6 year mine life at (2,350 tonnes per day mine rate);

?

Capital expenditures estimated at US$217 million;

?

Operating Cost US$42.28 per tonne milled; and

?

Unit Cost per ounce of accountable silver (net of byproduct credits and transport, treatment and marketing charges), US$1.77.

The Scoping Study provides the Company with a starting point and a base of value to consider.  The Scoping Study recommends that the project advance to the pre-feasibility stage.  Exploration and definition drilling are continuing on the Juancipio Project and more detailed plans will be developed by Minera Juancipio as additional results warrant.

Drilling in 2010 on the Juanicipio Project will be directed to the Valdecañas Vein in order to convert a substantial portion of the inferred resource to an indicated resource.  Once completed, the Company anticipates that a prefeasibility study will be undertaken.  The 2010 exploration program for the Juanicipio Project includes 24,000 metres of drilling to further define the Valdecañas Vein, to extend the Juanicipio Vein and to test other prospective targets.

As at the date of this short form prospectus, a ten drill hole program utilizing four drills is underway on the Juanicipio Project with an anticipated completion by mid-2010.

Cinco de Mayo Property

The Cinco de Mayo Property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 22,623 hectares.  The Cinco de Mayo Property was acquired by way of an option agreement dated February 26, 2004 (the “Option Agreement”).  The Cinco de Mayo Property is subject to a 2.5% net smelter returns royalty.  Under the terms of the Option Agreement, as amended, the Company made scheduled cash and share payments together worth US$1,000,000 and incurred exploration expenditures totalling US$1,000,000 by July 26, 2009.  As at December 31, 2009, the Company has paid acquisition costs totalling $1,324,205, comprised of US$1,057,575 in cash, issued 165,670 Common Shares at a value of $266,630, and has completed approximately $17,901,130 in exploration costs on the Cinco de Mayo Property.  The Cinco de Mayo Property is the most advanced of the Company’s Carbonate Replacement Deposit (“CRD”) style targets.

Location Map
United States of America
Pacific Ocean
UNITED STATES OF AMERICA
CENTRAL BELT
Rio Grande
Bismark
Cinco de Mayo
C H I H U A H U A
Salemex
Chihuahua
Santa Eulalia
Guigui
Naica
Gulf of California
Batopilas
San Francisco del Oro
Parrel
Hidalgo del Parral
Platosa
0 25 50 100 150 200 250
Kilometers
N
S
E
W
MAG

Drilling at the Cinco de Mayo Property during 2009 totalled 37,642 metres in 73 holes, focused mainly on geological targets generated by three dimensional modeling of the Jose Manto and geophysical targets generated by a previous aerial magnetic survey totalling 2,300 line kilometres.  The latest airborne program was designed to overfly surveys from 2006 to confirm previous results, locate the intrusive source of the José Manto, and identify new targets for drilling.  New drill targets have been identified by the geophysical surveys in areas that have not yet been drilled.  Several trends of electromagnetic anomalies are being evaluated and interpreted for future drill targets.

Early in 2009, the Company accelerated the drill program at the Cinco de Mayo Property having recognized that the property was host to an extensive CRD system.  It was also decided that the initial discovery, the Jose Manto, had a limited size potential of 5 to 7 million tonnes and its geometry and depth precluded further drilling in a timely fashion.  The Company shifted the focus of the 2009 program to explore for the proximal center of the system in search of a major skarn deposit of size and grade that could be a significant contributor of value to the Company.

Recent drilling on the Cinco de Mayo Property has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  This drilling was successful in the discovery in late 2009 of a high grade molybdenum/gold mineralization at Pozo Seco located about 5 kilometres south of the Jose Manto.  At Pozo Seco, strong molybdenum mineralization hosted in silicified breccias sit geologically above a large regional positive magnetic anomaly.

The significance of this discovery, called the Pozo Seco molybdenum (gold) zone, is two-fold:

1.

The high-grade molybdenum (approximately three times the average grade of most molybdenum producers) encountered over bulk mineable widths just below surface suggests the possibility of a standalone molybdenum operation; and

2.

The presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco de Mayo’s silver-lead-zinc mineralization. A proximal molybdenum zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The discovery was augmented by work in the spring of 2009 whereby two large regional airborne surveys were flown over the Cinco de Mayo Property by Geotech Ltd. (“Geotech”).  Geotech surveyed the area with their VTEM/Aeromagnetic system and subsequently re-flew roughly a quarter of the area to test their new ZTEM system.  Results from both surveys are encouraging and a number of drill targets have been identified.  The Pozo Seco zone was delineated as a high priority follow up target by both survey methods.

Existing geophysical data is being reprocessed in 3-D by Mira Geoscience Ltd., and incorporated with recent geochemical surveys and the ongoing drilling results to establish some early tonnage estimates and provide new drill targets.  Also, using state of the art satellite imagery, Photosat Ltd., has completed a 200 kilometre regional 3-D elevation model, covering the entire Cinco de Mayo Property.  The Cinco de Mayo Property is large, complex and poorly exposed and all of these efforts are designed to locate the intrusive source of this strongly mineralized system.

The Pozo Seco molybdenum/gold zone lies above a strong two by three kilometres positive magnetic anomaly lying five kilometres south of the Jose Manto. During 2010, 64 holes had been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  In April 2010, the Company reported the thickest molybdum intercept to date on the Cinco de Mayo Property.  Starting at two metres depth, Hole CM10-221 reported 278.42 metres of 0.052% molybdenum with 0.10 grams per tonne gold; including several high-grade zones such as 34.06 metres (115.29 to 149.35 metres dept) grading 0.158% molybdenum with 0.21 grams per tonne gold.

Diamond drilling on 100 metre centres within the Pozo Seco Prime zone also includes some of the thickest and highest grade intercepts identified on the Cinco de Mayo Property to date as shown by Hole CM10-217 which assayed 0.264% molybdenum over 80.3 metres.

As at the date of this short form prospectus, the Company has drilled a cumulative 92,758 metres on the Cinco de Mayo Property and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length which remains open.  Results to date have been encouraging but have not yet delineated an economic tonnage of mineralized material.

The 2010 program for the Cinco de Mayo Property, budgeted at approximately $4.7 million dollars, is ongoing with the service of five drills to outline and delineate the Pozo Seco zone.  The zone remains open to the northwest and airborne geophysical results and surface work indicate a further 1.5 kilometre of strike length is highly probable.

Drilling in late 2009 also identified a “gold dominant” zone on the west side of the Lucia Fault that appears to be separate from Pozo Seco. Drill testing of this area and Pozo Seco South to test an emerging multi-element anomaly is also a priority.

Secondary Project

Lagartos Property

The two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio property, along the “Fresnillo Silver Trend”, a large regional structural zone hosting the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The Lagartos SE property is located immediately north of the city of Zacatecas, in Zacatecas State, Mexico and the Lagartos NW property is located 10 kilometres northeast of the town of Fresnillo, in Zacatecas State, Mexico.  The Company acquired the 135,000 hectare Lagartos exploration concessions by staking in 2006.

The Company has also optioned from Castle Resources Inc. the 312 hectare San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system.  The option agreement calls for a cash advance of US$75,000 and work commitments totaling US$3,250,000 over five years for the Company to acquire a 100% interest subject to a 1.5% Net Smelter Royalty.  The San Ramone property, combined with the Company’s existing holdings at Lagartos SE, gives the Company control of a significant portion of the eastern part of the Mala Noche system.

Drilling on Lagartos during 2009 matched the previous year’s drilling program and totaled 20,874 metres for the year.  Work on the northwest extension of the Vetagrande vein system was curtailed due to the heavy alluvial cover, with drilling focused on the southeast where the alluvium is less than 75 metres deep.

As at the date of this short form prospectus, 42 holes have been drilled on the Lagartos Property in four principal areas within and along the projections of major vein systems in the historic Zacatecas District.  In 2009, exploration at Lagartos (SE) focused on the eastern extension to the past producing Zacatecas District.  Drilling by the Company in late 2009 appears to have discovered the continuation of the Veta Grande Vein.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  This discovery shows that this important and historic vein is open along strike from areas of past production including an additional four kilometres of possible projection on the Company’s wholly-owned property.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization.  Accompanying low base metal values indicated the vein was likely intersected at a high level. Future work by the Company will focus on exploring these significant results.

The Veta Grande Vein was the second most important vein in Zacatecas District, with significant ore-shoots distributed intermittently along the 12 kilometres of its trace across the north-central part of the district.  The vein disappears under alluvium at both ends.  The Company sought its continuation at the northwest end at La Luz before turning to the southeast extension.  There are no outcrops in the Veta Grande SE target area, so drilling was targeted on the south eastern projection of the principal Veta Grande Vein and a coincident linear colour anomaly. Alluvium was found to be less than 120 metres thick.

The results of drilling in 2009 indicate that the Veta Grande structure can be traced across the range-bounding fault with little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level than in the mined portion of the vein.  Geophysical data are being examined to determine if anomalies potentially reflecting mineralization occur along the trace of this structure farther to the Southeast.

The Puerto Rico Vein runs parallel to, and lies approximately three kilometres north of, the famous Veta Grande Vein.  The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1,000 metres strike length of the vein, intersection the structure between 150 and 350 metres beneath the surface.

The presence of high silver and gold grades with low base metals in three of the Puerto Rico vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal veins.  The contrasting silver versus base metal-bearing intercepts in hole PR-03 indicates two separate mineralization events, intersected at different levels within the epithermal zoning pattern.  This composite vein signature is typical of many of the larger veins in the Zacatecas District, including the Veta Grande and Mala Noche veins.  The Company plans on drilling in 2010 to test the vein deeper in several locations.

Other Exploration Properties

The Company also holds interests in various other early stage exploration properties located in Mexico including San Ramone, Salemex, Nuevo Mundo and La Lorena.  For further information on these properties, please refer to the Annual Information Form available under the Company’s profile on the SEDAR website at www.sedar.com.  The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company’s share or loan capital, on a consolidated basis, since December 31, 2009, other than the issuance of 608,326 Common Shares upon exercise of outstanding stock options.  The following table sets forth the consolidated capitalization of the Company as at the dates indicated, before and after completion of the Offering.  This table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009 (including the notes thereto) incorporated by reference in this short form prospectus.

	As at December 31, 2009 before giving effect to the Offering	As at December 31, 2009 after giving effect to the Offering(1)	As at December 31, 2009 after giving effect to the Offering and the exercise of the Over-Allotment Option(2)
Accounts Payable and Accrued Liabilities	C$1,076,606	C$1,076,606	C$1,076,606
Common Shares (authorized-unlimited)	C$107,614,849 (49,316,569 Common Shares)	C$137,729,337 (3) (53,501,569 Common Shares)	C$140,770,785 (3) (53,920,069 Common Shares)
Convertible Securities	3,881,341 stock options	3,881,341 stock options	3,881,341 stock options
Total Liabilities and Shareholders’ Equity	C$82,653,538	C$112,768,026	C$115,809,474

______________
Notes:

(1)

Assuming issuance of the Offered Shares and no exercise of the Over-Allotment Option.  See “Plan of Distribution”.

(2)

Assuming issuance of the Offered Shares, including the exercise of the Over-Allotment Option.  See “Plan of Distribution”.

(3)

After deducting the Underwriters’ Fee and expenses of the Offering.

USE OF PROCEEDS

The net proceeds to the Company of the Offering are estimated approximately to be C$30 million (C$33 million if the Over-Allotment Option is exercised in full) after deducting the Underwriters’ Fee and estimated expenses of the Offering in the amount of C$300,000).  The net proceeds of the Offering represent the total funds available to the Company.

The Company intends to use the net proceeds of the Offering as follows:

Millions

Exploration and development expenditures at the Juanicipio Project	$ 8.0
Exploration and development expenditures at the Cinco de Mayo Property	$ 10.0
Exploration expenditures on Lagartos Property and other Mexican properties	$ 3.0
Working capital and general corporate purposes(1)	$ 9.0
Total:	$ 30.0

______________
Note:

(1)

The funds allocated to working capital and general corporate purposes will primarily be used for general and administrative expenses of the Company and the evaluation of strategic growth opportunities.

The Company expects that the portion of the net proceeds from the Offering allocated to exploration and development expenditures in Mexico over the next 12 to 24 months will allow the Company to pursue its business objective of adding to the Company’s resource base.  For this objective to be accomplished, the Company will need to achieve a reasonable level of success in its continued exploration and development programs at the Juanicipio Project under the Company’s joint venture and at the Cinco de Mayo Property.

The Company experienced a negative operating cash flow for the year ended December 31, 2009.  The Company expects that a portion of the net proceeds of the Offering will be used to fund exploration and development as outlined below.  The Company expects to experience a negative operating cash flow for the 2010 financial year.

The portion of the net proceeds allocated to the exploration and development expenditures at the Juanicipio Project will be focused in the next 12 to 24 months on the Company’s current commitments under the joint venture with Fresnillo.  Funds for the Juanicipio Project are needed to cover anticipated expenditures related to the 2010 and projected 2011 exploration and development program.  The budget for 2010 is initially expected to be approximately US$2.6 million with the possible recommencement in 2010 or 2011 of an underground development program upon completion of the prefeasibility study.  For a description of the exploration programs occurring at the Juanicipio Project, see “Principal Projects— Juanicipio Project”.

The net proceeds from the Offering allocated to the exploration and development expenditures at the Cinco de Mayo Property will be focused in the next 12 to 24 months on the continuation and expansion of the exploration and delineation program on the Pozo Seco molybdenum/gold discovery.  The 2010 expenditure level for Cinco de Mayo was initially approved at US$5.0 million and results to date justify the continuation of the exploration and delineation program.  The Company expects that the ongoing program will include a NI 43-101 compliant resource estimate by mid-2010.  The Company expects the program to expand to include detailed mineralogical and metallurgical work and scoping and prefeasibility studies within the next 2 years.  Funds will also be necessary to maintain the exploration on the rest of the Cinco de Mayo Property. For a description of the exploration programs occurring at the Cinco de Mayo Property, see “Principal Projects— Cinco de Mayo Property”.

The Company intends to allocate a portion of the net proceeds from the Offering towards the exploration and development expenditures at the Lagartos Property.  Lagartos SE has shown some early exploration success in locating eastern and unexplored extensions of three past producing vein systems in the Zacatecas Silver District. Further work needs to be done in 2010 and 2011 and significant exploration drill programs will be required to fully test these vein sets.  The Company will need to conduct airborne electromagnetic and magnetic surveys to augment and target these areas and their surroundings. In the next 12 to 24 months the Company intends to undertake further exploration and development and will be focused on the exploration and drill program on Largartos SE.  For a description of the exploration programs occurring at the Lagartos Property, see “Secondary Projects— Lagartos Property”.  The Company also intends to allocate a portion of the net proceeds from the Offering towards the continued exploration of its other Mexican properties including San Ramone, Salemex, Nuevo Mundo and La Lorena.

Although the Company intends to spend the funds available to it as stated in this short form prospectus, there may be circumstances, where for sound business reasons, a reallocation of funds may be necessary.  The actual use of available funds will vary depending on the Company’s operating and capital needs from time to time and will be subject to the discretion of the management of the Company.

PRIOR SALES

The following table summarizes the sales of Common Shares, and securities convertible into Common Shares, by the Company within the 12 months prior to the date of this short form prospectus.

Date of Issue	Security	Number of Securities	Price Per Security
May 21, 2009	Common Shares	703(2)	C$5.54
June 23, 2009	Stock Options	223,617(1)	C$5.32
August 10, 2009	Common Shares	17,500(2)	C$3.00
September 29, 2009	Common Shares	7,000(2)	C$3.12
October 8, 2009	Common Shares	2.800(2)	C$4.04
October 9, 2009	Common Shares	40,000(2)	C$1.06
November 6, 2009	Stock Options	25,000(1)	C$5.90
December 15, 2009	Stock Options	183,983(1)	C$6.32
January 4, 2010	Common Shares	100,000(2)	C$1.06
January 6, 2010	Common Shares	75,000(2)	C$1.06
January 6, 2010	Common Shares	6,000(2)	C$2.46
January 11, 2010	Common Shares	75,000(2)	C$1.06
January 13, 2010	Common Shares	7,500(2)	C$5.36
January 18, 2010	Common Shares	210,000(2)	C$1.06
January 26, 2010	Common Shares	3,000(2)	C$5.54
February 23, 2010	Common Shares	4,926(2)	C$6.32
February 23, 2010	Common Shares	4,313(2)	C$5.54
February 23, 2010	Common Shares	3,234(2)	C$5.32
March 1, 2010	Stock Options	50,000(1)	C$6.87
March 12, 2010	Common Shares	82,500(2)	C$3.00
March 29, 2010	Stock Options	340,000(1)	C$7.42
April 1, 2010	Common Shares	10,000(2)	C$4.04
April 20, 2010	Common Shares	4,055(2)	C$5.54
April 22, 2010	Common Shares	5,541(2)	C$5.32
April 22, 2010	Common Shares	30(2)	C$4.04
April 23, 2010	Common Shares	2,344(2)	C$5.54
April 23, 2010	Common Shares	9,258(2)	C$5.32
April 26, 2010	Common Shares	5,625(2)	C$5.54

______________
Notes:

(1)

The stock options were granted under the Company’s stock option plan to purchase the number of Common Shares indicated.

(2)

The Common Shares were issued pursuant to exercise of stock options granted under the Company’s stock option plan.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol “MAG” and on the NYSE-A under the trading symbol “MVG”.  The following tables set forth the high and low sale prices and the trading volume for the Common Shares on the TSX and NYSE-A for each of the months indicated.

Toronto Stock Exchange

Month	High	Low	Volume
	(C$)	($)	(no. of shares)

April 1-29, 2010	8.26	7.31	1,996,300
March, 2010	8.25	6.68	2,808,000
February, 2010	6.75	5.40	1,627,600
January, 2010	7.18	5.90	2,447,100
December, 2009	7.70	6.05	3,132,700
November, 2009	6.49	5.50	3,098,300
October, 2009	6.76	5.45	2,352,700
September, 2009	6.48	4.91	2,655,100
August, 2009	5.51	4.85	1,093,500
July, 2009	5.75	4.88	2,059,100
June, 2009	6.32	5.05	1,930,800
May, 2009	6.50	5.60	1,730,800

On April 29, 2010, the closing price of the Common Shares on the TSX was C$7.70 per share.

New York Stock Exchange - Amex

Month	High	Low	Volume
	(US$)	(US$)

April 1-29, 2010	8.28	7.20	3,087,500
March, 2010	8.06	6.39	3,553,200
February, 2010	6.39	5.05	2,289,800
January, 2010	6.99	5.51	3,097,000
December, 2009	7.38	5.69	4,410,900
November, 2009	6.25	5.09	2,907,100
October, 2009	6.52	5.05	4,289,400
September, 2009	5.99	4.46	4,354,000
August, 2009	5.50	4.45	2,039,600
July, 2009	5.29	4.17	2,009,000
June, 2009	5.94	4.43	1,633,700
May, 2009	5.77	4.90	1,401,400

On April 29, 2010, the closing price of the Common Shares on the NYSE-A was US$7.66 per share.

DESCRIPTION OF COMMON SHARES

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this short form prospectus, 49,924,895 Common Shares and no preferred shares are issued an outstanding.

The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.  Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after the Company has paid out its liabilities.  The shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated April 30, 2010 between the Company and the Underwriters, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, 4,185,000 Offered Shares at the Offering Price, payable in cash to the Company, against delivery of the certificates representing the Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement.  The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Company has also granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to 418,500 Over-Allotment Shares at a price of C$7.65 per Over-Allotment Share, if any, and for market stabilization purposes (for greater clarity, a maximum of 10% of the number of Common Shares to be sold at the Closing may be issued in Over-Allotment Securities pursuant to the Over-Allotment Option).  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities upon exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the Net Proceeds to the Company (before deducting expenses of the Offering), will be C$35,216,775, C$1,760,838.75 and C$33,455,936.25, respectively.

The Offering Price was determined by negotiation between the Company and the Underwriters in accordance with the policies of the TSX.

The Company has agreed to indemnify the Underwriters, and certain of their related parties, insofar as any losses, claims, damages, liabilities, costs and expenses caused by or arising directly or indirectly by reason of the transactions contemplated in the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, damages, liabilities, costs or expenses which have resulted from the gross negligence, wilful misconduct, fraud or fraudulent misrepresentation.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters’ Fee in consideration for the services rendered in connection with the Offering.  In the event that the Offering is terminated due to the failure of the Company to comply with the terms and conditions of the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering.  The Underwriters will not receive any other fee or commission from the Company in connection with the completion of the Offering.

The Company has agreed for a period of 90 days following the Closing Date not to issue, authorize or agree to issue or approve for issuance any Common Shares of the Company or any securities convertible or exchangeable for or exercisable to acquire Common Shares of the Company, subject to certain limited exceptions.  In addition, the Company has agreed to cause each of its directors and senior officers to enter into lock-up agreements with the BMO Nesbitt Burns Inc. evidencing their agreement not to offer, sell or resell any Common Shares or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, subject to certain limited exceptions.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares.  The policy statements allow certain exceptions to the foregoing prohibitions.  The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price.  After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the offering price of the Offered Shares may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by those Underwriters who sell their proportionate share of the Offered Shares at a reduced price will be decreased by the amount that the aggregate price paid by purchasers for such Offered Shares is less than the price paid by the applicable Underwriters to the Company.  Notwithstanding any reduction by the Underwriters in the offering price of the Offered Shares, the Company will still receive net proceeds of $7.2675 per Offered Share after payment of the Underwriters’ Fee.

Subscriptions for the Offered Shares will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Company has made application to list the Offered Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the fulfilling of all of the listing requirements of the TSX. The Company has applied to have the Offered Shares being distributed hereunder listed on the NYSE-A, such listing shall be subject to the Company fulfilling the listing requirements of NYSE-A.

Offering in the United States

The Offered Shares have not been registered under the U.S. Securities Act, or the securities laws of any state, and the Offered Shares may not be offered or sold within the United States or to, or for the account or benefit of persons in the United States or U.S. persons (as defined in Regulation S under the U.S. Securities Act); except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Offered Shares and the Company may sell Offered Shares to certain accredited investors (as that term is defined in Rule 501(a) of Regulation D of the U.S. Securities Act) as substituted purchasers in transactions that comply with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D thereunder.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. persons.  The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws, they will not offer or sell the Offered Shares within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time, or (ii) otherwise until 40 days after the later of the commencement of the Offering and the date of closing of the Offering (or the date of closing of the Over-Allotment Option, if any) (the “distribution compliance period”) unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available.  The Underwriters have further agreed that all offers and sales of the Offered Shares during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act and applicable state securities laws.  Each Underwriter and any other distributor selling Offered Shares (or Over-Allotment Shares, if any) in this Offering to a distributor, to a dealer, as defined in Section 2(a)(12) of the U.S. Securities Act, or to a person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of a 40-day distribution compliance period following the closing of the Offering, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor as set forth above.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act and applicable state securities laws if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act and applicable state securities laws.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and applicable state securities laws and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and the value of its Common Shares. These include risks that are widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the exploration and mining industry. While most risk factors are largely beyond the control of the Company and its directors, the Company will seek to mitigate the risks where possible.  However, investment in the Offered Shares is considered speculative due to the nature of the Company’s business.  A prospective investor should carefully consider, in light of its own financial circumstances, the risk factors set out herein, as well as other information contained or incorporated by reference in this short form prospectus, including, in particular, the “Risk Factors” section of the Annual Information Form and management’s discussion and analysis incorporated by reference in this short form prospectus.

Risk Factors Relating to the Offering

Additional Funding May be Required

The funds raised by the Offering may not be sufficient to meet all of the Company’s ongoing financial requirements relating to the exploration, development and operation of the Company’s projects. The Company may require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Company’s projects and external growth opportunities.  The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company’s securities and the interests of shareholders in the net assets of the Company may be diluted.  Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

Market Price of Common Shares

Securities of mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the Company’s Common Shares could also be significantly affected by changes in the price of silver or in the Company’s financial condition or results of operations as reflected in its earnings reports.  If an active market for the Company’s Common Shares does not continue, the liquidity of an investor’s investment may be limited and the price of the Company’s Common Shares may decline below the Offering Price.  If an active market does not continue, investors may lose their entire investment in the Shares.  As a result of any of these factors, the market price of the Company’s Common Shares at any given point in time may not accurately reflect the long-term value of the Company.

Global Financial Conditions

Current global financial conditions have been characterized by volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to financing has been negatively impacted by many factors as a result of the global financial crisis.  This may impact the Company’s ability to obtain financing in the future on favourable terms.  Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, the Company’s operations and financial condition could be adversely impacted.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as describe under “Use of Proceeds”, however, the Company will have broad discretion concerning the use of the proceeds as well as the timing of their expenditure.  As a result, there is reliance on the judgment of management for the application of the proceeds of this Offering.  The Company’s management may use the net proceeds of this Offering in ways not set out in this short form prospectus.  The results and the effectiveness of the application of the proceeds are uncertain.  If the proceeds are not applied effectively, the results of the Company’s operations may suffer.

Future Sales

If the Company’s shareholders sell substantial amounts of Common Shares following the Offering, the market price of the Common Shares could decrease.  Upon the completion of the Offering, the Company will have outstanding 54,528,395 Common Shares (assuming the Over-Allotment Option is exercised in full and there is no exercise of the Company’s outstanding stock options).  Additionally, the Company may grant options to acquire Common Shares representing up to 10% of its issued and outstanding Common Shares on a non-diluted basis under the Company’s stock option plan.  The Company has agreed not to issue any additional Common Shares for a period of 90 days following the closing of the Offering, subject to certain exceptions.  See “Plan of Distribution”.

Litigation Risk

Legal proceedings may arise from time to time in the course of the Company’s business. All industries, including the mining and exploration industry, are subject to legal claims, with and without merit.  The rights and privileges of mining and exploration companies have been the subject of litigation.  Such litigation may be brought against the Company in the future from time to time or the Company may be subject to another form of litigation.  Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, such process could take away from management time and effort and the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company’s financial position, results of operations or property development.

LEGAL MATTERS

The matters referred to under “Eligibility for Investment” and certain legal matters relating to the Offering to be distributed pursuant to this short form prospectus will be passed upon on behalf of the Company by Lawson Lundell LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.  As at the date hereof, the partners and associates of Lawson Lundell LLP and Blake, Cassels & Graydon LLP, collectively beneficially own, or control or direct, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

INTERESTS OF EXPERTS

The following persons are named as having prepared or certified a report under NI 43-101 referenced in this short form prospectus, either directly or in a document incorporated by reference.

Dominic Chartier, P.Geo., Consulting Geologist, Glen Cole, P.Geo., Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo., Principal Geologist, of SRK Consulting (Canada) Inc., are the authors responsible for the preparation of the Technical report dated July 25, 2008 entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico”.

Brad Leonard, M.Sc., P.Geo. and Julie Selway, Ph.D, P.Geo., of Caracle Creek International Consulting Inc., are the authors responsible for the preparation of the Technical Report dated October 15, 2008 entitled “Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico”.

David A. Ross, M.Sc., P.Geo. and William E. Roscoe, Ph.D, P.Geo., of Scott Wilson Roscoe Postle Associates Inc., are the authors responsible for the preparation of the Technical Report dated April 8, 2009 entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico”.

S. Byron Stewart, P.Eng. and Hassan Ghaffari, P.Eng., of Wardrop Engineering Inc., and Jean-Francois Couture, Ph.D, P.Geo., of SRK Consulting (Canada) Inc., are the authors responsible for the preparation of the Technical Report dated August 20, 2009 entitled “Valdecañas Project – Scoping Study NI 43-101 Technical Report”.

Dr. Peter Megaw, Ph.D., C.P.G., and a Qualified Person as defined under NI 43-101, has prepared, supervised the preparation of or reviewed certain parts of this short form prospectus and the documents incorporated by reference herein that are of a scientific or technical nature.

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates, other than Dr. Peter Megaw who is a director and shareholder of the Company and holds approximately 1.5% of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia, V7X 1P4.

Deloitte & Touche LLP, Chartered Accountants, who have prepared an independent registered chartered accountants report dated March 25, 2010 in respect of the Company’s consolidated financial statements as at December 31, 2009 and 2008, has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of such purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of MAG Silver Corp. (the “Company”) dated April ●, 2010 relating to the issue and sale of 4,185,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of (i) our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended and (ii) our report to the Board of Directors and Shareholders of the Company on the effectiveness of internal control over financial reporting of the Company as of December 31, 2009. Our report is dated March 25, 2010.

(Signed) ● Independent Registered Chartered Accountants Vancouver, Canada ●, 2010

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CERTIFICATE OF THE COMPANY

April 30, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

By: (Signed) Dan MacInnis President and Chief Executive Officer	By: (Signed) Frank R. Hallam Chief Financial Officer

On Behalf of the Board of Directors

By: (Signed) R. Michael Jones Director	By: (Signed) Eric Carlson Director

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CERTIFICATE OF THE UNDERWRITERS

April 30, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

BMO Nesbitt Burns Inc.

By: (Signed) “Jamie Rogers”

Jamie Rogers

Macquarie Capital Markets Canada Ltd.

By: (Signed) “Kenneth Gillis”

Kenneth Gillis

Canaccord Financial Ltd. By: (Signed) “Jens Mayer” Jens Mayer	Raymond James Ltd. By: (Signed) “Lon Shaver” Lon Shaver

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